Exhibit 2


                      [LETTERHEAD OF NEW PLAN REALTY TRUST]


                                                              March 1, 1994

MNOPF Trustees Limited
Ashcombe House, The Crescent
Leatherhead, Surrey KT22 8LQ England

Mr. William Newman
Mr. Melvin Newman
Estate of Joseph Newman
c/o New Plan Realty Trust
1120 Avenue of the Americas
New York, NY 10036

Re:      Agreement dated December 17, 1981 As amended

Dear Sirs:

On or about December 17, 1981 MNOPF Trustees Limited (then known as Merchant Navy Officers Pension Fund Trustees Limited), New Plan Realty Trust, William Newman, Joseph Newman and Melvin Newman entered into an agreement (the "Agreement") providing certain rights of first refusal. The Agreement has been amended from time to time, most recently by letter agreement dated December 3, 1991.

The parties agree that the purposes of the agreement are no longer being served, and accordingly terminate the Agreement forthwith.

Please signify your acceptance of the foregoing by signing and returning the enclosed copies of this letter.

                                                     Very truly yours,

                                                     NEW PLAN REALTY TRUST


                                                     By: /s/ William Newman, CEO

/s/                                                  /s/
William Newman                                       Melvin Newman

MNOPF Trustees Limited                               Estate of Joseph Newman


By: /s/                                              By: /s/ Rosslyn Newman
  A.J. Ashmore
  Chief Executive


The obligations of the Trust are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but the Trust property only shall be bound.

                               Page 22 of 22 Pages